EXHIBIT (12)


    COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND
    EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK
                     DIVIDEND REQUIREMENTS

                                                          Twelve
                                                       Months Ended
                                                       June 30, 1995
Income before provision for income taxes and fixed       $46,699,691
charges (Note A)

Fixed charges:
Interest on first mortgage bonds                         $13,287,976
Amortization of debt discount and expense less               784,947
premium
Interest on short-term debt                                  725,086
Other interest                                               260,995
Rental expense representative of an interest factor          115,697
(Note B)

Total fixed charges                                       15,174,701

Preferred stock dividend requirements:
Preferred stock dividend requirements not deductible       2,338,304
for tax purposes
Ratio of income before provision for incomes taxes             1.513
to net income

Nondeductible dividend requirements                        3,537,854
Deductible dividends                                          78,036

Total preferred stock dividend requirements                3,615,890

Total combined fixed charges and preferred stock         $18,790,591
dividend requirements

Ratio of earnings to fixed charges                              3.08x

Ratio of earnings to combined fixed charges and
preferred stock
dividend requirements                                           2.49x

[FN]
NOTE A:For the purpose of determining earnings in the calculation of the ratio, net income has been increased  by  the
       provision  for  income  taxes,   non-operating  income
       taxes  and  by  the  sum  of  fixed charges as shown above.

NOTE B:One-third of rental expense (which approximates the interest factor).